Filed pursuant to Rule 433

Registration No. 333-130932

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

May 14, 2007

2007 Series A 6.0% Senior Notes due 2037

Issuer:	Virginia Electric and Power Company

Principal Amount:	$600,000,000

Expected Ratings:	Baa1 (stable outlook)/BBB (positive outlook)/BBB+ (stable outlook) (Moody’s/S&P/Fitch)

Trade Date:	May 14, 2007

Settlement Date:	May 17, 2007

Final Maturity Date:	May 15, 2037

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	November 15, 2007

Call Provisions:	Make Whole Call at T+ 25 bps

Treasury Benchmark:	4 1/2% due February 15, 2036

Benchmark Yield:	4.88%

Spread to Benchmark:	+114 bps

Reoffer Yield:	6.02%

Coupon:	6.0%

Price to Public:	99.724%

Proceeds to Company Before Expenses:	98.849%

CUSIP/ISIN:	927804 FB5/US927804FB53

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Morgan Stanley	1-866-718-1649 (toll free)
Wachovia Securities	1-866-289-1262 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.